File No. 70-9727


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       to
                           APPLICATION OR DECLARATION
                                       on
                                    FORM U-1

                                      under

                 The Public Utility Holding Company Act of 1935

   THE SOUTHERN COMPANY                                 SOUTHERN ENERGY, INC.
270 Peachtree Street, N.W.                           1155 Perimeter Center West
  Atlanta, Georgia 30303                               Atlanta, Georgia 30338

                         SOUTHERN ENERGY RESOURCES, INC.
                           1155 Perimeter Center West
                             Atlanta, Georgia 30338

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

                (Name of top registered holding company parent of
                          each applicant or declarant)

Tommy Chisholm, Secretary                           Marce Fuller, President
The Southern Company                                Southern Energy, Inc.
270 Peachtree Street, N.W.                          1155 Perimeter Center West
Atlanta, Georgia  30303                             Atlanta, Georgia  30338

                   (Names and addresses of agents for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:

W.L. Westbrook                                       Marce Fuller, President
Financial Vice-President                             Southern Energy, Inc.
The Southern Company                                 1155 Perimeter Center West
270 Peachtree Street, N.W.                           Atlanta, Georgia  30338
Atlanta, Georgia  30303

                                John D. McLanahan
                             Robert P. Edwards, Jr.
                              Troutman Sanders LLP
                           600 Peachtree Street, N.E.
                                   Suite 5200
                           Atlanta, Georgia 30308-2216

         The Application pending in the foregoing file is amended and restated in its entirety as follows:

Item 1. Description of the Transaction

         The Southern Company ("Southern"), 270 Peachtree Street, N.W., Atlanta, Georgia 30303, a holding company registered pursuant to the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its subsidiaries Southern Energy, Inc. ("Southern Energy," formerly SEI Holdings, Inc.) and Southern Energy Resources, Inc. ("SERI," formerly Southern Electric International, Inc.), both of 1155 Perimeter Center West, Atlanta, Georgia 30338 ("Applicants"), file this application and declaration in order (a) to extend and renew the organizational and operational authority previously conferred by the Securities and Exchange Commission (the "Commission"), (described below as "Existing Organizational and Operating Authority") in The Southern Company, HCAR No. 26468 (February 2, 1996) (the "1996 Order") beyond the current expiration date of the 1996 Order of December 31, 20001 in order to facilitate the divestiture by Southern of Southern Energy during calendar year 2001,2 (b) to obtain any required authorizations pertaining to the implementation of the plan for the distribution, during calendar year 2001, of the voting securities of Southern Energy by Southern to the common stock stockholders of Southern (the "Distribution") and (c) for Southern to retain the Existing Organizational and Operational Authority through June 30, 2005, subject to compliance with the

________________________

1 The 1996 Order authority of Southern to issue Performance Guarantees of Southern Energy extends through December 31, 2003.

2 The divestiture is expected to occur in the first half of 2001.



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

other applicable rules, regulations and orders of the Commission.

         1.1 Existing Organizational and Operational Authority.

         Through its 1996 Order, the Commission authorized the Applicants to carry out the restructuring and consolidation of Southern's interests in exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs") and Qualifying Facilities ("QFs") (collectively "Exempt Projects") and certain other non-utility activities under Southern Energy. Southern Energy was authorized to acquire Southern Energy North America, Inc. and SEI Europe, Inc., the umbrella companies for Southern Energy's domestic and certain foreign operations, respectively. Applicants were further authorized "to organize one or more intermediate subsidiaries to make investments in Exempt Projects, other power projects, and Energy-Related Companies,3 and to provide project development and management services to projects and companies held by them (`Intermediate Subsidiaries'), and to organize one or more special purpose subsidiaries to engage in any of the activities in which [SERI] is currently authorized4 to engage (`Special Purpose Subsidiaries')...."5 The 1996 Order also included authority to acquire Energy-Related Companies engaged in energy marketing ("Marketing Subsidiaries"). The authority of such Marketing Subsidiaries is co-extensive with the energy marketing authority subsequently conferred by Rule 58, 15 C.F.R. ss. 250.58, except that HCAR No. 27020 (May 13, 1999) also authorized the acquisition of Marketing Subsidiaries that engaged in energy marketing in Canada through December 21, 2003. The above-referenced authority to

_________________________

3 The 1996 Order defined Energy-Related Companies in anticipation of the adoption of Rule 58, 17 C.F.R.ss. 250.58, and subject to the definition expressed in Rule 58.

4 By order dated December 30, 1994 (HCAR No. 26212), Southern Electric International, Inc. (now SERI) was authorized to engage in preliminary project development activities and the sale of operating construction, project management, administrative and other services to associates and nonassociates.

5 HCAR No. 26468 (February 2, 1996), at p. 5.



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

provide goods and services among affiliates at cost is subject to applicable state and Federal Energy Regulatory Commission ("FERC") requirements and does not preempt state or federal regulation or ratemaking authority. The 1996 Order also authorized Special Purpose Subsidiaries to provide services or sell goods to any affiliate engaged in the development or operation of EWGs, FUCOs or QFs, either directly or indirectly, through its related Intermediate Subsidiary, at fair market prices. The 1996 Order, pursuant to Section 13(b) of the Act, exempted certain transactions from the requirements of Rules 90 and 91, as applicable, to any such transactions in any case in which any of the following circumstances apply:

         1. Such Exempt Project derives no part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale within the United States;

         2. Such Exempt Project company is an EWG that sells electricity at market-based rates which have been approved by the FERC, provided that the purchaser thereof is not an affiliate public utility company of such Special Purpose Subsidiary within the Southern system;6

         3. Such Exempt Project company is a QF that sells electricity exclusively (i) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company of such Special Purpose Subsidiary within the Southern System, at the purchaser's "avoided cost" as determined in accordance with the regulations under the Public Utility Regulatory Policies Act of 1978 ("PURPA"); or

         4. Such Exempt Project company is an EWG or QF that sells electricity

___________________________

6 File No. 70-8733, Amendment No. 3, effective pursuant to HCAR No. 26468 (February 2, 1996). See also HCAR No.26212 (December 30, 1994), at
6-7.




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

at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not an affiliate public utility company of such Special Purpose Subsidiary within the Southern system.

         The foregoing exemption from Rules 90 and 91 was subject to and does not preempt any state or federal regulatory requirement or ratemaking treatment. Special Purpose Subsidiaries were authorized to engage in development activities ("Development Activities") pertaining to the potential acquisition and ownership of QFs and facilities to be owned or operated by EWGs and FUCOs, and other power production facilities which, when placed in operation, would be a part of Southern's "integrated public-utility system," within the meaning of section 2(a)(29)(A) of the Act, together with facilities and equipment that are ancillary to the foregoing, such as may be used for fuel production, conversion, handling and/or storage; electrical transmission; and energy management, recovery and efficiency. The development activities of SERI and Special Purpose Subsidiaries include and are limited to project due diligence and design review; market studies; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds, cash deposits or the like; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal host users, fuel suppliers and other project contractors; negotiation of financing commitments with lenders and


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

equity co-investors; and such other preliminary development activities as may be required in preparation for the acquisition or financing.7 Authorized Development Activities also included rendering project development, engineering, design, construction and construction management, operating, fuel management, maintenance and power plant overhaul, and other similar kinds of managerial and technical services (including intellectual property other than that created for or on behalf of the public utility company subsidiaries of Southern) to both affiliated project entities and to non-affiliated developers, operators and owners of independent power projects and foreign and domestic utility systems and industrial concerns. SERI was authorized to render such services utilizing its own work force, independent contractors and personnel and other resources of affiliates obtained at cost pursuant to existing service agreements.8

         1.2 Reasons for Distribution of Southern Energy.

         Southern and Southern Energy's activities under the 1996 Order have resulted in Southern Energy growing into a major energy business that is structurally separate from the public utility company operations of Southern. Southern Energy's business, which has grown significantly in size in recent years, is a high growth business with enormous capital requirements. The purpose of the transactions described herein is to permit Southern Energy to raise the capital needed to conduct its existing authorized business activities consistent with the ability of Southern to raise the capital required for its integrated public utility company system. Southern has determined that its existing and potential stockholders would prefer the opportunity to select between a predominantly traditional public utility holding company system and an Exempt

________________________

7 HCAR No. 26212 (December 30, 1994) at 5; HCAR No. 26468 (February 2, 1996), at
5, fn. 9. SERI was authorized to expend up to $300 million in Development Activities. Applicants seek to renew this authority for SERI in the amount of $300 million until the date of the Distribution.

8 HCAR No. 26212 (December 30, 1994) at 5-6, HCAR No. 26468 (February 2, 1996),
at 5, fn. 9, and at 8-9.

Project oriented business such as Southern Energy. Southern has determined that the Distribution will result in benefits accruing both to the stockholders of Southern and to the public through an enhancement of Southern's ability to perform its role as a registered public utility holding company. Applicants expect that the benefits to accrue to Southern and its public utility company subsidiaries and to Southern Energy through separation will be equivalent to those typical of distributions of business units.9

         1.3 Matters Preceding the Distribution.

         Southern Energy intends to continue to conduct its currently authorized lines of business pending the Distribution, as does Southern. Pending the Distribution, Southern and Southern Energy intend to reorganize Southern and Southern Energy's activities so that, after the Distribution, Southern will retain certain components of the lines of business it now owns through Southern Energy.10 These consist of Energy-Related activities authorized by 17 C.F.R. ss.
250.58 ("Rule 58") and FUCO activities deemed to be beneficial to Southern. Southern further intends to achieve the reorganization at a minimal transaction cost through a distribution to Southern, that qualifies as tax-free under
Section 355 of the Internal Revenue Code of 1986, as amended ( the "Internal Revenue Code"), by Southern Energy of the Exempt Project components to be

_______________________

9 Some of these benefits were recently summarized by business management experts retained by the United States Department of Justice in the Microsoft litigation. Affidavit of R. F. Greenhill and J. P. Williams, United States District Court, District of Columbia, Civil Action No. 98-1232
(http://www.usdoj.gov/atr/cases/f4600/4645.htm).

10 Applicants believe that most, if not all, of the steps taken herein fall within the authority conferred pursuant to the 1996 Order; Part 250 of 17 C.F.R. ss.ss. 45, 52, 57, 58, 87; and Sections 32(g) and 33(c) of the Act. Applicants note that affiliate transactions are subject to the general supervision of the Commission under Section 12(f) of the Act. To the extent activities described herein require approval pursuant to any Sections of the Act, Applicants request such approval and demonstrate herein compliance with the established standards of the Act. As shown herein, this Application merely seeks to facilitate the orderly divestiture of a non-public-utility line of business at minimal transaction costs and is therefore wholly consistent with the requirements and standards of the Act.

retained by Southern and through conducting the Distribution, likewise on a tax-free basis, in accordance with the requirements of the Internal Revenue Code. Accordingly, Southern Energy and Southern Company Energy Solutions, Inc. ("Solutions"), a direct subsidiary of Southern conducting Energy-Related operations pursuant to Rule 58, will each contribute energy-management business lines to a subsidiary of a newly formed subsidiary of Southern Energy ("Holdco").11 In exchange for its contribution to Holdco, Solutions will receive up to 20% of the voting stock of Holdco. The Solutions contribution to Holdco include contracts and assets associated with energy conservation, energy management, and thermal energy project and energy project services for commercial and industrial customers, government customers, and educational institutions. The energy projects involve combining energy efficient lighting systems, HVAC, boilers, chillers, water conservation and controls to achieve conservation and cumulative energy savings, designing and installing customer energy systems, and providing energy to end-users, principally in the form of steam. As of September 30, 2000, the book value of the assets to be contributed by Solutions is $55 million.

         In exchange for at least 80% of the voting stock of Holdco,12 Southern Energy will contribute the securities of two of its current Intermediate Subsidiaries, SE Finance Capital Corporation ("SE Finance") and Southern Company Capital Funding, Inc. 13 ("Capital Funding"), to Holdco. Each of these subsidiaries is an Intermediate Subsidiary of Southern Energy authorized under the 1996 Order. The Holdco group operations do not include high growth

_____________________________

11 Holdco will be an Intermediate Subsidiary as defined and authorized by the 1996 Order and the Existing Organizational and Operational Authority described above.

12 The final percentages of ownership are to be determined based upon the relative value of the respective contributions to Holdco.

13 As of March 31, 2000, Southern Energy's investment in Capital Funding was $52.7 million including retained earnings of $2.3 million). Capital Funding has no subsidiaries.

businesses and are dominated by traditional public utility assets, including several natural gas distribution systems in the Netherlands that qualify as FUCOs. As of March 31, 2000, Southern Energy's investment in SE Finance totaled $199 million (including retained earnings of $12 million). SE Finance includes an Energy-Related Company component and a FUCO subsidiary component. The Energy-Related Company component now includes three Energy-Related subsidiaries, including Southern Energy Carbontronics, L.L.C. and two held by Southern Energy Clairton, L.L.C. Each of these Energy-Related Companies participates in alternative fuel commercialization projects. The book value of the equity investments by SE Finance in these projects as of March 31, 2000 totaled $75 million, of which $13 million was retained earnings.14

         SE Finance also owns the securities of four FUCOs: EPZ Lease, Inc., Dutch Gas Lease, Inc., SEI Gamog Lease, Inc. and Nuon Lease, Inc. SE Finance's equity investment in these subsidiaries totaled $485 million (including $34 million of retained earnings) as of March 31, 2000. Southern has no investment or "aggregate investment" within the meaning of Rule 53 in these FUCOs.

         Southern Energy has filed notifications of FUCO status with respect to each of these FUCO investments on Form U-57. In December 1996, SE Finance, through its wholly-owned subsidiary EPZ Lease, Inc. and its affiliates, became the sole investor in a lease and leaseback of a 339 MW cogeneration plant located in Moerdijk, Netherlands.15 In December 1998, SE Finance, through its wholly-owned subsidiary Dutch Gas Lease, Inc. and its affiliates, became the

___________________________

14 These subsidiaries are included in Southern's Quarterly Reports Pursuant to Rule 58, filed on Form U-9C-3. Southern is authorized by Rule 58 to invest up to 15% of its total capitalization in Energy-Related Companies such as Southern Energy Clairton, L.L.C. and Southern Energy Carbontronics, L.L.C. Southern has in excess of $4 billion of authority available under Rule 58.

15 N.V. Elekriciteits Produktiemaatshappij Zuid-Nederland Corporation ("EPZ"), an energy supply company in the Netherlands, is the lessee of the facility, off-taking all of the electricity and a portion of the steam.



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

sole investor in a sale and leaseback of a natural gas network leased by N.V. Energie Distributiemaatschappig voor Oost en Noord Nederland ("EDON"), a natural gas distribution utility which supplies natural gas to four provinces of the Netherlands. SE Finance has entered into similar natural gas distribution transactions with GAMOG Gelre Flevo Holding, N.V. and GAMOG Gelre Flevo Infra B.V. (collectively "GAMOG") and with NV NUON Energie-Onderneming Voor Gelderland, Heerenveen en Flevoland ("NUON"), which distribute natural gas in several regions of the Netherlands. As noted above, Southern has made no investment in the EPZ Lease, EDON, GAMOG or NUON FUCOs and has no "aggregate investment" within the meaning of Rule 53 associated with these FUCOs.

         Southern Energy recently closed debt financings totaling $477 million with respect to the operations of SE Finance. Section 5.11 of the Master Agreement (as herein defined and attached hereto as Exhibit B.1) anticipates Southern potentially making capital contributions authorized by 17 C.F.R. ss. 250.45(b)(4) to SE Finance (or its subsidiary SE Finance Capital Corporation) in the event of a shortfall in the scheduled debt service in each loan repayment period up to the amount of the payments due from Southern under the Southern Company Income Tax Allocation Agreement ("Allocation Agreement") if any such payment shortfall results from a change in law or regulation, a reduction in the U.S. Federal tax rate, a later Internal Revenue Service disallowance or inability of Southern to use the expected tax benefits, a phase out of the
Section 29 tax credits prior to the scheduled expiration date or an amendment of the Allocation Agreement. These assurances of tax benefit sharing are in the form of limited keep-well commitments, the forms of which are included as Exhibits B.8 and B.9 hereto. Applicants propose to include these in a filing pursuant to 17 C.F.R. ss. 250.45(c). Southern proposes to include the maximum

_________________________



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potential capital contributions required under these commitments as "aggregate investment" in EWGs and FUCOs for the purposes of Rule 53. As of December 31, 2000, the unamortized balances of these loans will equal $414 million. 16

        Southern Energy will distribute its securities of Holdco to Southern in redemption of a Special Class of SEI Preferred Stock that was issued by Southern Energy to Southern. The Holdco group to be retained by Southern includes Energy-Related activities that the Commission has previously determined to be reasonably incidental and economically necessary to the operation of an integrated electric utility system and FUCO operations predominantly consisting of traditional public utility assets.17

        Southern Energy and Southern have entered into a Master Separation and Distribution Agreement ("Master Agreement")18 and associated ancillary agreements (the "Ancillary Agreements"), subject to their existing authority and rules, regulations and orders of the Commission.

__________________________

16 HCAR No. 26501 (April 1, 1996) authorized Southern to invest the proceeds of its securities issuances up to a total of 100% of its consolidated retained earnings.

17 Applicants could achieve the same structure under the 1996 Order through Southern Energy selling its interests in Exempt Projects, retaining only those interests to be retained by the Holdco group and combining Solutions with the Holdco group, as authorized under the 1996 Order and Rule 58. In the exercise of its business judgment, Southern has determined that greater value can be achieved through a tax-free distribution of Southern Energy to its stockholders than through a sale of portions or all of its business.

18 The Master Agreement is appended hereto as Exhibit B.1. It provided for separation of Southern and Southern Energy businesses on September 1, 2000, which was shortly before the sale of common stock by Southern Energy to the public (the "Separation Date"). Section 5.8 of the Master Agreement obligates the parties to implement the Master Agreement and the Ancillary Agreements to the fullest extent permitted by their existing authority and to cooperate to the end of achieving any further necessary authority. Section 5.11 of the Master Agreement provides for the distribution of Holdco. Section 5.12 of the Master Agreement provides that Southern will not cancel any outstanding guarantees, all of which are authorized pursuant to Southern's existing authority, and that Southern will extend credit support to Southern Company Energy Marketing through the Distribution, provided that the aggregate amount of such credit support arrangements shall not exceed $425 million and may be canceled within six months following the Distribution. The credit support provided for is within the existing performance guarantee authority of Southern pertaining to Southern Energy and its subsidiaries. The 1996 Order authorizes Southern to issue performance guarantees up to $800 million through December 31, 2003.



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

         The Ancillary Agreements appended to the Master Agreement include an Employee Matters Agreement,19 a Tax Indemnification Agreement,20 a Transitional Services Agreement,21 a Confidential Disclosure Agreement,22 a Technology and Intellectual Property Ownership and License Agreement23 and an Indemnification and Insurance Matters Agreement.24 The Employee Matters Agreement assures that affected employees will be covered by benefit plans, but avoids redundant benefit programs. The Tax Indemnification Agreement will be separately filed pursuant to Rule 45(c) of the Act. The Transitional Services Agreement provides for the continuation on an incidental basis of certain services currently provided to Southern Energy, including financial, human resources administration and payroll, accounting and treasury, engineering and technical consulting, information technology, procurement, government relations and legal services, for a term not to exceed two years from September 1, 2000. As a result of the incidental nature of the services, neither Southern nor its subsidiaries will incur unreimbursed costs. Moreover, services will be provided to Southern Energy after the distribution at the higher of fair market value or full cost, assuring a net contribution to Southern. The Confidential Disclosure Agreement protects certain proprietary information. The Technology and Intellectual Property Ownership and License Agreement documents the intellectual property that Southern and Southern Energy are each currently authorized to use under the reciprocal use provisions of HCAR No. 26212 (December 30, 1994) and the 1996

________________________

19 Appended hereto as Exhibit B.3.

20 Appended hereto as Exhibit B.4.

21 Appended hereto as Exhibit B.5.

22 Appended hereto as Exhibit B.6.

23 Appended hereto as Exhibit B.2.

24 Appended hereto as Exhibit B.7.




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Order and does not require any future transfers of intellectual property following the Separation Date.

         The Indemnification and Insurance Matters Agreement provides for a separation of insurance coverage and for mutual indemnification for claims based upon fault.25 The Indemnification and Insurance Matters Agreement is entered into solely to facilitate the divestiture of Southern Energy and its effect is to preserve the cost responsibility that Southern Energy currently bears as a subsidiary of Southern. The terms of the Indemnification and Insurance Agreement are typical of corporate divestitures to shareholders, such as the recent Hewlett-Packard/Agilent transaction. See fn. 27.

         After the Separation Date, the subsidiaries of Southern intend to restrict the services rendered to the Southern Energy group to the services enumerated in the Transitional Services Agreement, which are a subset of the currently authorized services.26 Pursuant to the terms of the Transitional Services Agreement, the consideration paid by Southern Energy for services it receives to support Southern Energy's activities following the Distribution will always at least reimburse fully distributed costs, including a return on capital, to the Southern subsidiary providing the service, and will reflect the fair market value of the service to the extent fair market value is higher than

__________________________

25 Applicants suggest that a claims indemnification agreement of this nature incidental to a genuine transaction does not involve an upstream loan or any extension of credit and is not an "indemnity" within the meaning of Section 12 of the Act. See Mississippi Valley Generating Company, HCAR No. 12794 (February 9, 1955) and The Southern Company, HCAR No. 27134 (February 9, 2000) (both construing and applying Section 12(a) of the Act in accordance with Section 1(c) of the Act and the legislative history showing an intent to protect public utility subsidiaries).

26 Southern's subsidiaries are authorized under Rule 87 of the Act to provide goods and services at cost to Southern Energy and its subsidiaries in accordance with the limitations imposed by Rule 87. Southern Company Services, Inc. ("Southern Services") is further authorized pursuant to the 1996 Order and HCAR No. 26212 (December 30, 1994) to provide services at cost to SERI. Southern Energy represents less than 3% of the total service billings of Southern Services. Southern anticipates a substantial reduction in the services rendered to Southern Energy following the Separation Date and a further reduction following the Distribution.



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

cost. As a result, the effect of the Transitional Services Agreement will be to contribute towards the recoupment of fixed costs of Southern. The terms and conditions of the Master Agreement and the Ancillary Agreements, while specific to the circumstances of Southern and Southern Energy, are typical of the terms and conditions associated with corporate distributions of business units to shareholders.27

        Until the Distribution, Southern will own at least 80 percent of the common stock of Southern Energy. Southern intends to distribute all of its voting securities of Southern Energy to Southern's stockholders within twelve months of the initial offering of Southern Energy common stock to the public, which occurred in October 2, 2000 (the "Offering"). As a result of the Offering, Southern holds 272 million shares of Southern Energy common stock, 80.3% of the total of 338.7 million shares outstanding.

         1.4 Authority Sought With Respect to the Distribution and Post Distribution Authority for Southern.

         Southern requests that Southern Energy retain the Existing Organizational and Operational Authority through completion of the Distribution in calendar year 2001 and that Southern be authorized to exercise the Existing Organizational and Operating Authority after the Distribution through June 30, 2005 through one or more subsidiaries, subject to the conditions and reporting requirements stated herein. Southern requests authority to expend $300 million on Development Activities through June 30, 2005. Southern is not herein requesting any extension or modification of the performance guarantee authority extended by the 1996 Order.

___________________________

27 The recent separations undertaken by Delphi Automotive Systems Corp./General Motors; Williams Communication Group/The Williams Company; Palm Computing, Inc./3 Com; Conoco, Inc./Dupont; and Agilent Technologies/Hewlett-Packard are subject to terms and conditions similar to the Southern/Southern Energy separation.




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

         Southern further requests that the Commission take such action, if any, deemed appropriate and consistent with the Act pursuant to Section 12(f) of the Act28 with respect to the Master Agreement and the Ancillary Agreements, taking into account that Southern Energy will, in all probability, cease to be an affiliate of Southern in 2001.

         The Exempt Project operations associated with Holdco do not impose the types of capital requirements as the growth segments retained by Southern Energy. Southern anticipates that power generation requirements in the Southeast may result in the use by Southern of the EWG form of generation ownership, in lieu of ownership by public utilities that engage in the transmission, distribution and retail sale of electric energy, in order to facilitate joint ownership and to improve the liquidity of generation assets, even though the generation owned by such an EWG would serve as part of Southern's traditional public-utility operations and would function as part of Southern's integrated power supply. Southern anticipates that its wholesale power requirements will be satisfied in the future by a sixth operating company authorized by the FERC. An application to form this company is pending before this Commission. Southern's investment in one or more Exempt Projects through subsidiary companies will be subject to the conditions imposed by Rules 53 and 58 of the Act and compliance with the reporting requirements established by the 1996 Order on a Southern consolidated basis. Southern's business purposes in seeking to retain this flexibility is its need to be able to respond quickly to changing energy needs and market developments. The flexibility of organizing and financing Exempt Projects afforded by the 1996 Order will be just as beneficial in the context of the development of projects that effectively serve public utility functions and that how closely to traditional integrated public utility operations as such

________________________

28 Section 12(f) of the Act confers plenary jurisdiction upon the Commission over affiliate transactions.

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

flexibility had been in the pursuit of a high growth energy business such as had been undertaken by Southern Energy.

         1.5 Reporting Requirements.

         The Applicants propose that a single consolidated quarterly report be filed by Southern pursuant to Rule 24, with respect to all activities of Southern and its subsidiaries authorized in this file. This report would replace the combined report currently being filed pursuant to the 1996 Order. The format of the report shall continue to include the following:

                  Item (1) A copy of the balance sheet and income statements as of and for the period ending on the last day of such quarter for direct subsidiaries of Southern that hold the securities of Exempt Wholesale Generators (EWGs) or Foreign Utility Companies ("FUCOs") (collectively "Projects") including, without limitation "Holdco." (Hereinafter referred to as "Holdcos.")

                  Item (2) A narrative description of Holdco activities during the quarter just ended organized by business category (project development, project related services, and other), and within each category, a description of new developments by project type (e.g., EWGs, FUCOs, energy related activities, etc.).

                  Item (3) Amounts and forms of: (i) guarantees of, and similar provisions and arrangements concerning, performance and undertaking of other obligations by Holdcos, any subsidiary of Holdcos or any Project entity; and (ii) indemnifications of and with respect to persons acting as sureties on bonds or other obligations on behalf of Holdcos, any subsidiary of Holdcos, or any Project entity which Southern has agreed to grant in the event a bid by any of the foregoing is accepted.

                  Item (4) Amounts and forms of: (i) guarantees of, and similar provisions and arrangements concerning performance and undertaking of other obligations by Holdcos, any subsidiary of Holdcos, or any Project entity which Southern has granted and are currently effective; and (ii) indemnification's of and with respect to persons acting as sureties on bonds or other


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

                  obligations on behalf of Holdcos, or any subsidiary of Holdcos, or any Project entity which Southern has granted and are currently effective.

                  Item (5) A description of services and goods obtained from associate companies, including services to Southern Energy, Holdcos and Project entities, specifying the type of service, the number of personnel from each associate company providing services during the quarter and the total dollar value of such services.

                  Item (6) A description of services and goods provided to associate companies and Southern Energy which identifies the recipient company, the charge to the associate and whether the charge was computed at cost, market or pursuant to another method, which method shall be specified.

                  Item (7) A chart showing, as of the end of such quarterly period, all associate companies of Southern that are EWGs, FUCOs, Intermediate Subsidiaries, Special Purpose Subsidiaries, and Energy-Related Companies, Southern's direct or indirect investment in each such entity and the aggregate direct and indirect investment by Southern in all such entities, and Southern's percentage equity ownership in each such entity together with a statement indicating by category the type of entity or person (i.e., domestic corporation, foreign corporation, foreign government, or natural persons) owning the equity interests in each such entity that are not held directly or indirectly by Southern.

                  Item (8). A description of any intellectual property provided by Southern Energy (or its subsidiaries) to its associate companies, including Southern Company Services, Inc., and any public utility subsidiary of Southern ("Operating Company"), the cost thereof (including the cost of any enhancements) to the company making such intellectual property available, and, if known, the fair market value thereof.

                  Item (9) Investments made by Southern, directly or indirectly, in any Intermediate Subsidiary or Special Purpose Subsidiary in the previous quarter (to the extent not included in the response to item (7) above), indicating the amount and type of such investment and generally identifying the facility with respect to which such Intermediate Subsidiary or Special Purpose Subsidiary was organized or formed.

                  Item (10) The amount, type and terms (including interest rate and maturity and the basis for inflation adjustment in the case of non-recourse indebtedness denominated in any currency other than US dollars) of securities issued by Holdcos or any subsidiary of Holdcos (other than an Exempt Project) to third persons.

                  Item (11) A computation in accordance with Rule 53(a) of aggregate investment in EWGs and FUCOs.

                  Item (12) A statement of such aggregate investment as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of such quarter.

                  Item (13) Consolidated capitalization ratios as of the end of such quarter, with consolidated debt to include all short-term debt and non-recourse EWG and FUCO debt to the extent normally consolidated under applicable financial reporting rules.

                  Item (14) The market-to-book ratio of Southern's common stock at the end of such quarter.

                  Item (15) An analysis of the growth in consolidated retained earnings distinguishing total earnings growth attributable to EWGs ands FUCOs from that attributable to other subsidiaries of Southern.

                  Item (16) A statement of revenues and net income of each EWG and FUCO for the twelve months ended as of the end of such quarter.

                  Item (17) Name of any new Energy Related Companies formed during the period not previously disclosed.

                  Item (18) A copy of the balance sheet and income statements for the period ending on the last day of such quarter for each energy-related company including a narrative discussion of any losses incurred during the period if applicable.

                  Item (19) Description of specific activities conducted by each energy-related company during the quarter (i.e., the purpose of each subsidiary).

                  Item (20) Statement for the period indicating the amount of revenue for each energy-related companies attributable to power, natural gas, and any other energy commodity, expressed as a percentage of total revenues from the physical sale of energy commodities during the period.

Item 2. Fees, Commissions and Expenses

         Applicants anticipate that the total fees, commissions and expenses in connection with the Application are $45,000.

Item 3. Applicable Statutory Provisions

         Applicants submit that the transactions described in this Application are governed by Sections 12 and 13 of the Act. The Act regulates the acquisition and retention of businesses other than integrated public utility system operations, encourages the divestiture of "other" lines of business and imposes no special conditions or requirements pertaining to the divestiture of Exempt Projects or other diversified activities. Southern Energy is neither a "holding company" nor a "public-utility company" within the meaning of the Act.

         Sections 12 and 13 of the Act are aimed at regulating and prohibiting transactions that are "detrimental" to subsidiaries and "unduly" advantageous to holding companies. House Rep. No. 1318, 74th Cong., 1st Sess. (June 24, 1935). Southern seeks to facilitate the speedy and efficient effectuation of the Distribution and to avoid any adverse impact on the system retained by Southern. The authority sought herein has no effect upon public utility company subsidiaries of Southern and only authorizes an efficient means of Southern divesting Exempt Project lines of business that do not involve public utility company operations. Accordingly, the Application does not impinge upon the substantive interests that underpin Sections 12 and 13 of the Act.

         To the extent these transactions are subject to Sections 6 and 9 of the

Act, Applicants request such approval and demonstrate compliance with the applicable standards of the Act, including Sections 7, 10 and 11 of the Act.29 With respect to the retained businesses, Applicants are seeking authorizations as have customarily been extended to registered holding companies, consistent with the 1996 Order. See e.g., Energy East Corp., HCAR No. 27228 (September 12,
2000); Entergy Corporation, HCAR No. 27039 (June 22, 1999); Cinergy Corp., HCAR No. 26662 (February 7, 1997). Applicants state that Southern's consolidated retained earnings as of September 30, 2000, are $4.77 billion and that the book value of the Distribution will be substantially less than Southern's consolidated retained earnings. Accordingly, the Distribution dividend is in compliance with 17 C.F.R. ss. 250.46(a), the Commission's rule implementing
Section 12(c) of the Act. Applicants further state that Southern's consolidated capitalization before and after the Distribution will be substantially equivalent.

         Applicants represent that the transactions proposed herein will have no effect upon the capitalization of the existing public utility company subsidiaries of Southern, all of which maintain a common equity component of their capitalization in excess of thirty percent. Southern further represents that the Distribution will not cause the common equity component of its consolidated capitalization to fall below thirty percent.30 The Distribution, coupled with other actions taken by Southern , including the reissuance of 25

_________________________

29 In adopting and amending Rule 52 of the Act, the Commission preserved its authority to prevent unauthorized diversification through securities issuances, but recognized that it is no longer necessary for the Commission to regulate the terms, conditions or "quality" of securities issuances by non-public-utility subsidiaries and affirmatively relied on the disclosure of securities markets to protect the interests of investors and consumers. HCAR No. 26311 (June 20, 1995), 60 F.R.33634, 33636 (prior Commission approval "no longer necessary"), cited with approval, HCAR No. 26826 (February 26, 1998) at fn. 22.

30 A principal business purpose of the Distribution is to de-couple the high growth business of Southern Energy from Southern's traditional business in order to permit Southern to maintain a traditional capital structure and its public utility subsidiaries to maintain traditional capital structures to the extent permitted by the service requirements of their integrated public utility system.

million shares of common stock in December, 2000, is designed in part to reduce the interest expense borne by Southern and the cash requirements from its public utility subsidiaries that otherwise would exist. Southern has performed an analysis, included as Exhibit F, substantiating the absence of any effect of the Distribution and associated transactions upon the capitalization of Southern's public utility subsidiaries, taking into effect all anticipated changes in its consolidated capitalization associated with the Distribution, including the impact of Southern Energy's Offering, the reissuance of Southern common stock, and the Holdco transactions described herein.

         Applicants further show that, although the investment in international operations and the competitive energy supply business of Southern Energy has made a positive contribution to the earnings of Southern, as is reflected by the net income of the Southern Energy business segment of one million dollars in 1997 resulting from $3.8 billion in operating revenues, that segment's net income in 1998 of $39 million resulting from operating revenues of $1.9 billion, and that segment's net income in 1999 of $328 million, resulting from operating revenues of $2.27 billion, Southern Energy's operations have not resulted in any substantial cash contribution to dividends. Applicants provide in Exhibit G an analysis of the cash contributions to dividends of Southern's subsidiaries.

         3.1 Satisfaction of Standards Enumerated by Sections 10 and 11 of the
Act

         To the extent this Application is subject to Sections 10 and 11 of the Act, the Application readily satisfies those standards because (a) the Application is consistent with the integration provisions of the Act in that it proposes a divestiture of non-utility business operations, (b) the Application does not propose "interlocking relations or the concentration of control of public utility companies," (c) the Application does not propose any acquisition of public utility assets directly or indirectly through the acquisition of securities or any acquisition of a business not previously retained by Southern, and (d) the Application does not involve minority interests in public utility companies or other attributes that would "unduly complicate" the capital structure of Southern.31

         As noted above, this Application facilitates a divestiture of a business line that Southern could sell in part or in its entirety without the need for authorization under the Act and the continued retention of Exempt Projects previously authorized by the Commission. The divestiture of the majority of Southern Energy's Exempt Project operations in order to enhance Southern's focus on the operations of its integrated utility system business is wholly consistent with the economical operation of an integrated electric utility system.

         3.2 Indemnification for Claims Subject to Section 12(f).

         Applicants contend that none of the indemnification provisions of the Ancillary Agreements is an "extension of credit or indemnity" within the meaning of the Act and are consistent with the standards of the Act, including Section 12(f) of the Act.32 Section 12 of the Act undertakes to regulate extensions of credit among subsidiaries and their registered holding company systems. An indemnification agreement incidental to a lawful transaction between affiliates would be subject to such conditions as the Commission might prescribe in the

_______________________

31 The retained businesses are all Exempt Projects and Energy-Related Companies as previously authorized. The Commission approved an equivalent business structure in the 1996 Order.

32 The term "indemnity" has two general meanings. "Indemnity," 31 Corpus Juris 417,P. 1 ( 1923). One is giving security. The other is satisfying a claim. 31 Corpus Juris 417,P. 1. See also "Indemnify," 31 C. J. 416 ("The word appears to be used in two general senses: first in the sense of giving security; and, second, in the sense of compensating for actual damage.") The singe sentence prohibition of section 12(a) prohibits an "indemnity" in the sense of security for a borrowing or an "extension of credit," and does not address payment of a bona fide damage claim.

public interest pursuant to Section 12(f) of the Act. When a party contractually agrees to bear responsibility for a portion of a transaction, the resulting indemnification for claims does not constitute an extension of credit and is not therefore an "indemnity" agreement within the meaning of Section 12(a) of the Act. Section 12(a) absolutely prohibits a registered holding company from borrowing money or receiving an extension of credit or indemnity from a public utility in the same system or from a subsidiary of the holding company. Section 12(a) seeks to protect money raised on the credit of an operating company in order to prevent the "milking" of the operating company. Southern submits that
Section 12(a) does not apply to the proposed indemnities because, in substance, the indemnities do not constitute the type of indemnity prohibited by Section 12(a). Furthermore, none of the purposes identified by the legislative history of the Act generally, or in Section 12 of the Act in particular, would be served by prohibiting Southern and Southern Energy from establishing clear contractual responsibilities for their undertakings and for claims arising from those undertakings. Southern Energy is not a public-utility operating company or public-utility holding company. Therefore, its indemnification of Southern is not an example of the evil against which the prohibition was directed.

         With respect to the construction of Section 12(a), the Commission has recognized that the creation of bona fide reciprocal obligations does not give rise to the extensions of credit that the Act was intended to prohibit. Mississippi Valley Generating Co. v. United States, 175 F. Supp. 505, 520-21 (Ct. Claims 1959), affirming Mississippi Valley Generating Company, HCAR No. 12794 (1955).

         Applicant's construction of Section 12 is consistent with Section 1(c) of the Act and the legislative history of the Act. The legislative history of the Act indicates a concern with public-utility subsidiaries and subsidiary public-utility holding companies ("sub-holding companies") lending their credit to a holding company. Although Section 12(a) literally covers all subsidiaries, the legislative history of Section 12(a) indicates that "subsidiaries" were included within the prohibition of upstream loans to holding companies in order to capture both public utility operating companies and sub-holding companies that were their parents, and not non-public utility company operations. Report of National Power Policy Committee on Public Utility Holding Companies, 74th Cong. 1st Sess., H. Rep. No. 137 (March 12, 1935) ("Holding companies should immediately be prevented from borrowing from sub-holding companies or from operating companies in the same holding company system."). See also 74th Cong. 1st Sess. Cong. Record, June 27, 1935, at 10323 ("Loans by operating companies are sometimes called upstream loans."); House. Rep. No. 1318, 74th Cong. 1st Session, June 24, 1935 (characterizing the "flat prohibition" of Section 12(a) as applying to public utility company "upstream loans" and stating that "[r]egulation of intercompany transactions is provided to prevent the milking of operating companies for undue advantage to the controlling holding companies...
Section 12 covers other intercompany transactions detrimental to operating companies"); 74th Cong. Com. Interstate Commerce, Hearings on S. 1725 (April 26-29, 1935), at 59 ("flat prohibition" of "upstream loans" applies to "public-utility companies"). Section 1(b) of the Act reflects this legislative history through its findings in subsections 1(b)(2) and 1(b)(3) of abusive transactions harmful to "subsidiary public-utility companies." Section 1(c) of the Act, in turn, directs the Commission to interpret the Act "to meet the problems and eliminate the evils as enumerated in this section." Southern Energy is neither a public utility operating company nor a sub-holding company.

Southern Energy derives no credit from the public utility subsidiaries of Southern.

         None of the purposes of the Act would be served by construing the prohibition of extensions of credit by subsidiaries of a registered holding company in favor of the holding company to prohibit Southern Energy from indemnifying Southern for claims arising from activities for which Southern Energy has accepted responsibility. Section 12(a) was implemented to prohibit "upstream loans" -- loans from an operating utility to its registered holding company. It was enacted to stop "the further milking of operating companies in the interest of controlling holding-company groups." 74th Congressional Committee Interstate Commerce, Hearings on S. 1725, at 59 (April 26-29, 1935). The indemnity by Southern Energy is not an "upstream loan" as conceived by the legislative history, therefore this is not the type of transaction that Section 12(a) was designed to prevent. The present Application is not a case of the holding company obtaining any type of financing from a public utility operating company or sub-holding company. It simply involves the reimbursement of Southern by Southern Energy for any claims caused by Southern Energy.

         In similar situations, the Commission has considered the substance of a transaction over its form.33 In Mississippi Valley Generating Company, supra, the Commission recognized that, even though the registered holding companies were the lead parties in the proposed transactions and the public utilities were providing financial support, effectively in a form of an indemnity, for the undertaking, in reality the public utilities were obligating themselves to external parties, and the substance of the transaction therefore did not violate
Section 12(a):

____________________________

33 In The Southern Company, HCAR No. 27134 (February 9, 2000), the Commission recently applied this principle in order to approve a financing subsidiary structured to permit Southern to engage in trust preferred and debt financing.

                  It is proper under the Act for construction projects and operations to be planned and carried forward on a basis meeting the purposes of the system as a whole, and for the holding company to make contracts in furtherance of such coordinated operations with the intent that the operating aspects of such contracts shall be carried out by the system operating companies. The creation of the attendant reciprocal benefits and undertakings involved in such arrangements does not in our view automatically result in an indemnity of the holding company within the meaning of Section 12(a).

Mississippi Valley Generating Company, HCAR 12794 (1954) (text at footnotes 65-69, footnotes omitted) (emphasis supplied).

         Southern is not receiving an "extension of credit" or borrowing money raised on the credit of an operating subsidiary. Southern will merely receive reimbursement of any money paid by it to a third party from claims caused by Southern Energy. The indemnity provisions are typical of business unit distribution transactions.34 The effect of the indemnification of Southern is to assure that, as the separation of Southern Energy is effectuated, that Southern Energy continues to be responsible for the costs incurred by its operations, just as would be the case if Southern Energy continued as a wholly-owned subsidiary of Southern.

         3.3 Rule 44

         Section 12 of the Act also prohibits the direct or indirect disposition of public-utility assets or securities of public utilities without Commission approval. Southern Energy does not own or operate any public utility assets. Southern Energy owns a 1% equity interest in Mobile Energy Services Company, a public utility company that is pending reorganization. The shares have a book value of zero and a fair market value of zero. The indirect disposition is authorized under 17 C.F.R. ss. 250.44.

_________________________

34 See, e.g., the examples cited in fn. 22, supra.

         3.4 Ancillary Services

         Southern proposes that the authority to provide the ancillary services provided herein shall expire in accordance with the terms of the Master Agreement on or before September 1, 2002.35 Southern proposes to provide ancillary services on a wholly incidental basis and only as required to permit an orderly separation of the businesses without extraordinary losses or transition costs. To the extent Section 11 of the Act applies to this transaction, the wholly incidental nature of these services and the limitation of the authority to effectuating an economical divestiture of a non-public-utility business assures consistency with the applicable standards pertaining to the retention of interests in businesses other than integrated public-utility operations only to the extent reasonably incidental or economically necessary to integrated public-utility system operations.

         3.5 Rule 54 Discussion

         The Distribution will result in Southern substantially decreasing its "aggregate investment" in EWGs. Southern currently has no "aggregate investment" in the FUCOs to be retained through Holdco and currently owns no interests in EWGs or FUCOs other than through Southern Energy. As proposed herein, Southern will incur an "aggregate investment" of approximately $414 million in FUCOs as a result of the Distribution. Other than these effects of the Distribution, the authority sought herein has no effect upon Southern's investment, direct or

____________________

35 Southern is not seeking authorization to acquire any material interest in another business or to maintain any material operations other than energy-related services as currently authorized. Following the Distribution, Southern will principally provide engineering and technical services to Southern Energy through Solutions or any other Rule 58 subsidiary authorized to provide energy-related engineering and technical services to third parties. The costs associated with Southern Services providing support services (other than energy-related engineering and technical services) is estimated to be less than 1% of the annual billings of Southern Services. To the extent the Commission deems the transaction to be subject to Section 11 of the Act, the transaction should be found consistent with the standards of the Act because it minimizes the costs incidental to divestiture of a non-public-utility company business and therefore is both necessary and merely incidental to the operation of the integrated public utility system.

indirect, in EWGs or FUCOs. Southern anticipates a significant decrease in the services rendered to Southern Energy following the Offering and a further decrease following the Distribution. Southern will maintain compliance with all conditions of Rule 53 except to the extent Southern otherwise receives authority to invest the proceeds of its securities issuances in EWGs or FUCOs. 36

         Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At September 30, 2000, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.565 billion, or about 58.14% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2000 ($4.412 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further,

___________________

36 Southern is currently authorized to invest the proceeds of financings in EWGs and FUCOs up to an "aggregate investment" equal to 100% of consolidated retained earnings calculated in accordance with Rule 53, and is accordingly exempted from compliance with the condition established by 17 C.F.R. ss. 53(a)(1), that its investment in EWGs and FUCOs not exceed 50% of consolidated retained earnings.

none of the circumstances described in Rule 53(b) has occurred.

         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing, considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. In particular, the primary effect of the Distribution is to reduce Southern's aggregate investment in EWGs and FUCOs dramatically.

         The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). Southern's consolidated capitalization as of September 30, 2000 was 40.4 % equity37, 59.6 % debt including all non-recourse debt, and 55.7 % equity and 44.3% debt excluding all non-recourse debt.

         Since the date of the Rule 53(c) Order, there has been a reduction in

_________________________

37 Excluding preferred stock and preferred securities from the equity component of Southern's consolidated capitalization, the equity component was 31.4% of total capitalization.

Southern's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the affiliated operating companies, which have a significant influence on the Southern corporate rating, continue to show strong financial statistics as measured by the rating agencies. The following table presents the senior secured ratings history for each as rated by S&P, Moody's and Fitch:


----------- ------- --------- --------- --------- --------- ---------
Company     Agency  1995      1996      1997      1998      199938
----------- ------- --------- --------- --------- --------- ---------
----------- ------- --------- --------- --------- --------- ---------
Alabama     S&P     A+        A+        A+        A+        A+
            Moody's A1        A1        A1        A1        A1
            Fitch   A+        AA-       AA-       AA-       AA-
----------- ------- --------- --------- --------- --------- ---------
----------- ------- --------- --------- --------- --------- ---------
Georgia     S&P     A+        A+        A+        A+        A+
            Moody's A1        A1        A1        A1        A1
            Fitch   AA-       AA-       AA-       AA-       AA-
----------- ------- --------- --------- --------- --------- ---------
----------- ------- --------- --------- --------- --------- ---------
Gulf        S&P     A+        A+        AA-       AA-       AA-
            Moody's A1        A1        A1        A1        A1
            Fitch   A+        AA-       AA-       AA-       AA-
----------- ------- --------- --------- --------- --------- ---------
----------- ------- --------- --------- --------- --------- ---------
Mississippi S&P     A+        A+        AA-       AA-       AA-
            Moody's Aa3       Aa3       Aa3       Aa3       Aa3
            Fitch   AA-       AA-       AA-       AA-       AA-
----------- ------- --------- --------- --------- --------- ---------
----------- ------- --------- --------- --------- --------- ---------
Savannah    S&P     A+        A+        AA-       AA-       AA-
            Moody's A1        A1        A1        A1        A1
            Fitch   Not rated Not rated Not rated Not rated Not rated
----------- ------- --------- --------- --------- --------- ---------

Southern's consolidated retained earnings grew on average approximately 5.9% per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on South Western Electricity plc ("SWEB") in 1997, the $221 million write down of assets in 1998, the $69 million write down of the Mobile Energy investment in 1999 and the $78 million gain on the sale of the SWEB

_______________________


38 In April 2000, Moody's and Duff & Phelps (now known as Fitch) reaffirmed their ratings; however, S&P placed the ratings of Southern and its affiliates on credit watch with negative implications.

supply business in 1999, the average growth would be 7.4%. In 1999, consolidated retained earnings increased $354 million, or 9.1%. Southern's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order.

         Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had an adverse impact on Southern's financial integrity.

         3.6 Reporting

         As stated above, Southern proposes to continue to comply with the reporting requirements established by the 1996 Order on a Southern consolidated basis. Consistent with the 1996 Order, these reports may be filed pursuant to Rule 104. Southern will include all services provided to Southern Energy prior to the Distribution within the calculation required by Rule 53(a)(3). After the Distribution, except for services rendered at market-based terms and conditions by Holdco, Solutions or an equivalent Energy-Related subsidiary, Southern will include all services provided by it to Southern Energy within the calculation required by Rule 53(a).

Item 4. Regulatory Approval

                  FERC has exercised jurisdiction to approve the Distribution as an indirect disposition of jurisdictional assets, and has approved the Distribution. Southern Company 92 FERC P. 62,260 (September 26, 2000). No state commission and no other federal agency other than this Commission has jurisdiction over the transactions proposed herein.

Item 5. Procedure

                  Applicants hereby request that the Commission's order be issued as soon as the rules allow. Applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission, consent that the Division of the Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and request that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

         (a)      Exhibits

                  A        Not Applicable

                  B Master Separation and Distribution Agreement and Ancillary Agreements

                           B.1 Master Separation and Distribution Agreement (Designated in Registration No. 333-35390 as
                                    Exhibit 10.1)

                           B.2 Technology and Intellectual Property Ownership and License Agreement (Designated in Registration No. 333-35390 as Exhibit 10.4)

                           B.3 Employee Matters Agreement (Designated in Registration No. 333-35390 as Exhibit 10.6)

                           B.4 Tax Indemnification Agreement (Designated in Registration No. 333-35390 as Exhibit 10.7)

                           B.5 Transitional Services Agreement (Designated in Registration No. 333-35390 as Exhibit 10.2)

                           B.6      Confidential Disclosure Agreement
                                    (Designated in Registration No. 333-35390 as
                                    Exhibit 10.5)

                           B.7 Indemnification and Insurance Matters Agreement (Designated in Registration No. 333-35390 as Exhibit 10.3)

                           B.8 Form of Tax Benefits Allocation Keep Well Agreement (Previously Filed)

                           B.9 Form of Tax Benefits Allocation Keep Well Agreement (Previously Filed)

                  C. Registration Statement on Form S-1, as amended (Registration No. 333-35390) (Filed Electronically on April 21, 2000, July 18, 2000, August 18, 2000,
                           September 7, 2000, September 22, 2000, September 25, 2000 and September 26, 2000)

                  D.       Not Applicable

                  E.       Opinion of Counsel (To be filed by amendment)

                  F.       Capitalization Analysis (Filed Pursuant to Rule 104)

                  G.       Cash Dividend Analysis

         (b)      Financial Statements (Not applicable)

Item 7. Information as to Environmental Effects

         No other federal agency is preparing an environmental impact statement with respect to the proposed transactions. In light of the nature of the proposed transaction, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.



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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: December 14, 2000

                                THE SOUTHERN COMPANY

                                By:__/s/Tommy Chisholm
                                       Tommy Chisholm
                                         Secretary

                                SOUTHERN ENERGY, INC.

                                By:__/s/Elizabeth B. Chandler
                                      Elizabeth B. Chandler
                                           Secretary

                                SOUTHERN ENERGY RESOURCES, INC.

                                By:__/s/Elizabeth B. Chandler
                                      Elizabeth B. Chandler
                                           Secretary